Exhibit 1

FOR IMMEDIATE RELEASE	31 August 2010

WPP  plc  ("WPP")

Voting rights and Capital 31 August 2010

WPP confirms that its capital consists of 1,258,372,655 ordinary shares with voting rights.

WPP holds 2,186,346 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,256,186,309.

The figure of 1,256,186,309 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.

Contact:
Feona McEwan, WPP www.wpp.com	T+44 (0)20 7408 2204